Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 11, 2019
Relating to Preliminary Prospectus dated March 11, 2019
Registration No. 333-230196

Issued March 11, 2019

This free writing prospectus relates to the offering of common stock of MercadoLibre, Inc. and should be read together with the preliminary prospectus issued March 11, 2019 related to this offering (the “Preliminary Prospectus”) and the accompanying prospectus dated March 11, 2019, which may be accessed at http://www.sec.gov/.

The following information was released by press release by MercadoLibre, Inc.

MercadoLibre to Raise $1.85 Billion in Equity Offerings

The Company Announces a $1.85 Billion Equity Offering Including Investments from PayPal and Dragoneer

Buenos Aires, Mar. 11th, 2019 – MercadoLibre, Inc. (NASDAQ: MELI), Latin America’s leading e-commerce technology company, today announced that it intends to offer approximately US$1 billion of common stock. MercadoLibre also intends to grant the underwriters a 30-day option to purchase up to $150 million of additional shares of common stock.

In addition, MercadoLibre has entered into an agreement pursuant to which PayPal has committed to make a $750 million strategic investment through the purchase of common stock. In a separate agreement, an affiliate of Dragoneer Investment Group has agreed to purchase $100 million of Series A perpetual convertible preferred stock. The PayPal and Dragoneer investments are contingent upon the closing of the public offering and are expected to close at the same time or shortly after the public offering.

“Over the past 20 years, we have heavily invested in developing the preeminent e-commerce and FinTech ecosystem in Latin America,” said Marcos Galperin, CEO of Mercado Libre. “We are excited to welcome these investments which will allow us to significantly accelerate our growth. We look forward to accelerating our leadership in ecommerce and payments and foster financial inclusion in Latin America as a result of our alliance with a global leader in the industry such as PayPal.”

The company intends to use the proceeds to continue expanding its e-commerce platform, to strengthen its logistics infrastructure, and to invest in solutions that further solidify the company’s position as a powerful provider of inclusive end-to-end financial technology and payments solutions.

“Digital commerce in Latin America is experiencing tremendous growth and MercadoLibre is well-positioned for continued leadership,” said Dan Schulman, President and CEO, PayPal. “We’ve been impressed with the digital commerce and payments ecosystem Marcos and his team have built. We see great opportunities to integrate our respective capabilities to create unique and valuable payment experiences for our combined 500 million customers throughout the region and around the world.”

“Through its investments in FinTech, logistics, and customer experience, MercadoLibre is solidifying its leading market position in e-commerce and digital payments across Latin America, and we believe we are witnessing a major tipping point in the region,” said Marc Stad, Founder and Managing Partner of Dragoneer Investment Group, “We’ve known Marcos and his team for over a decade and are thrilled to partner with them through this high growth and transformative period.”

During 2018, MercadoLibre sold more than 334 million items, amounting to over US$12 billion of gross merchandise volume (GMV). Payment transactions on MercadoPago, its payments business unit, increased by 70% during 2018, totaling 389 million transactions and US$18 billion of total payment volume (TPV).

Goldman Sachs is acting as sole financial advisor to MercadoLibre on the PayPal and Dragoneer investments, and Cleary Gottlieb is serving as MercadoLibre’s legal advisor. Goldman Sachs, J.P. Morgan and Morgan Stanley are acting as joint bookrunners on the public equity offering.

About MercadoLibre

Founded in 1999, MercadoLibre is the leading e-commerce company in Latin America. Through its six integrated e-commerce platforms, including MercadoLibre, MercadoPago and MercadoEnvíos, it offers technology solutions that enable companies and individuals to buy, sell, announce, send and pay for goods and services over the internet.

MercadoLibre serves millions of users, providing compelling technology-based solutions that democratize commerce and money, thus contributing to the development of a large and growing digital economy.

MercadoLibre is among the top 50 most visited websites in the world in terms of page views, and it is the e-commerce platform with the most unique visitors in each country where it operates.

MercadoLibre, Inc. Investor Relations
CONTACT:
investor@mercadolibre.com http://investor.mercadolibre.com

MercadoLibre, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526 or email: prospectusny@ny.email.gs.com,  J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: prospectus-eq_fi@jpmchase.com or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

Forward-Looking Statements

Any statements herein regarding MercadoLibre, Inc. that are not historical or current facts are forward-looking statements. These forward-looking statements convey MercadoLibre, Inc.’s current expectations or forecasts of future events. Forward-looking statements regarding MercadoLibre, Inc. involve known and unknown risks, uncertainties and other factors that may cause MercadoLibre, Inc.’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Note Regarding Forward-Looking Statements” sections of MercadoLibre, Inc.’s annual report on Form 10-K for the year ended December 31, 2018, and any of MercadoLibre, Inc.’s other applicable filings with the Securities and Exchange Commission. Unless required by law, MercadoLibre, Inc. undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.